Exhibit 99.1

Subsea 7 launches Offshore
Renewables division

Luxembourg – January 19, 2011 – Subsea 7 S.A. (NASDAQ-GS: SUBC; Oslo Børs: SUBC) announces the launch of its offshore renewables division, transferring its proven seabed-to-surface expertise, capabilities and strong safety and risk management processes and systems to specifically develop and execute work in this emerging market. Subsea 7 will provide project management, engineering and construction services to support offshore developments in the global renewables industry. The division, based in Aberdeen, Scotland, will be led by Bob Dunsmore, Vice President, Renewables, Subsea 7.

Jean Cahuzac, Chief Executive Officer, Subsea 7 S.A. commented: “We are delighted to officially launch Subsea 7’s Offshore Renewables Division. Our proven seabed-to-surface expertise, capabilities, strong safety and risk management processes and systems are fully transferable to support this emerging market. We look forward to working with the major clients in this sector to deliver the execution of offshore developments in a timely and safe manner.”

This new division of Subsea 7 is also pleased to announce the signing of a Memorandum of Understanding with Scottish and Southern Energy plc (SSE) under which Subsea 7 will form an alliance with SSE, Siemens plc, Siemens Transmission and Distribution Limited, Burntisland Fabrications Ltd and Atkins. The purpose of this alliance will be to work together in a collaborative arrangement in order to secure substantial reduction in the cost of delivered power from offshore wind farms. Subsea 7 will be responsible for marine operations and offshore construction within the alliance.

Bob Dunsmore, Vice President Renewables, Subsea 7 commented: “The signing of this MOU provides a great opportunity for Subsea 7 to work with SSE to look at how we can develop offshore wind projects in the future in the most cost effective and safe manner. To be part of this alliance with SSE, the largest generator of electricity from renewable sources in the UK and Ireland, and the other leading players in the industry is a significant step for Subsea 7. We look forward to this opportunity which is very much aligned to our vision to be a leading strategic partner with our clients.”

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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For further information contact:

Investor Relations:
Karen Menzel, Tel: +44 (0)20 8210 5568 or Email: karen.menzel@subsea7.com

Corporate Communications:
Julie Gauld, Tel: +44 (0)7872 677257 or Email: julie.gauld@subsea7.com

www.subsea7.com

If you no longer wish to receive our press releases please contact: karen.menzel@subsea7.com

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited statements regarding Subsea 7 ‘s role and responsibilities within the alliance.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.

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